EXHIBIT 99.3

VOTING INSTRUCTION FORM

Annual Meeting of Shareholders of
CRYPTOLOGIC LIMITED
to be held on May 17, 2010

The undersigned is a beneficial holder of exchangeable shares of CryptoLogic Exchange Corporation and as such, is entitled to instruct Equity Transfer & Trust Company as the trustee holder of the Special Voting Share of CryptoLogic Limited (the “Company”) respecting all matters coming before the Annual Meeting of Shareholders of the Company to be held on Monday, May 17, 2010 at the D4 Berkeley Hotel, Pembroke Road, Ballsbridge, Dublin 4, Ireland at the hour of 2:00 p.m. (Dublin time), and at any adjournments thereof. Each exchangeable share entitles the holder thereof to one vote. The undersigned is also entitled to attend and personally exercise such voting rights at the said meeting. In order to instruct Equity Transfer &Trust Company please mark the manner you wish to have your votes cast below and sign and return it to Equity Transfer &Trust Company, 400 – 200 University Avenue, Toronto, Ontario, Canada, M5H 4H1 or fax it to (416) 595-9593, prior to 4:30 p.m. (Toronto time) on May 13, 2010. If no instructions are received, your votes will not be exercised. The undersigned may revoke this instruction by sending a subsequent instruction. The undersigned hereby directs you as follows:

1.	To permit to attend on my behalf and vote at the meeting.

(If left blank, Equity Transfer & Trust Company will cast votes on your behalf).

2.
FOR ☐ or AGAINST ☐ or WITHHOLD ☐ or, if no specification is made, VOTE FOR the election of Thomas Byrne as a director of the Company until the close of the next Annual Meeting of Shareholders or until his successor shall be elected or appointed.

3.
FOR ☐ or AGAINST ☐ or WITHHOLD ☐ or, if no specification is made, VOTE FOR the election of Geoffrey Finlay as a director of the Company until the close of the next Annual Meeting of Shareholders or until his successor shall be elected or appointed.

4.
FOR ☐ or AGAINST ☐ or WITHHOLD ☐ or, if no specification is made, VOTE FOR the election of David M. J. Gavagan as a director of the Company until the close of the next Annual Meeting of Shareholders or until his successor shall be elected or appointed.

5.
FOR ☐ or AGAINST ☐ or WITHHOLD ☐ or, if no specification is made, VOTE FOR the election of Brian Hadfield as a director of the Company until the close of the next Annual Meeting of Shareholders or until his successor shall be elected or appointed.

6.
FOR ☐ or AGAINST ☐ or WITHHOLD ☐ or, if no specification is made, VOTE FOR the election of James Wallace as a director of the Company until the close of the next Annual Meeting of Shareholders or until his successor shall be elected or appointed.

7.
FOR ☐ or AGAINST ☐ or WITHHOLD ☐ or, if no specification is made, VOTE FOR authorizing the appointment of auditors, Grant Thornton Ireland, to hold office until the next Annual Meeting of Shareholders or until a successor is appointed, and authorizing the directors to fix the auditor’s remuneration.

If any amendments or variations to the matters identified above or in the Notice of Meeting are proposed at the meeting or any adjournment(s) thereof, or if any other matters properly come before the meeting or any adjournment(s) thereof, this voting instruction form confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person or persons voting the voting instruction form.

TO BE VALID, THIS VOTING INSTRUCTION FORM MUST BE SIGNED AND DEPOSITED WITH EQUITY TRANSFER & TRUST COMPANY, 400-200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1 or by fax at (416) 595-9593, PRIOR TO 4:30 PM (TORONTO TIME) ON MAY 13, 2010, OR, IF THE MEETING IS ADJOURNED, 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNMENT OF THE MEETING.

This voting instruction form revokes and supersedes all instructions of earlier date.

THIS VOTING INSTRUCTION FORM MUST BE DATED.

DATED the ___ day of _________________, 2010.

_______________________________

Name of Shareholder (Please Print)

_______________________________

Signature of Shareholder

NOTES:

(1)
A shareholder has the right to appoint a person to represent him at the meeting other than the trustee designated in this voting instruction form. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2)	If an individual, please sign exactly as your shares are registered.

If the shareholder is a corporation, this voting instruction form must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided, the voting instruction form must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this voting instruction form.

(3)
Reference is made to the accompanying management information circular for further information regarding completion and use of this voting instruction form and other information relating to the meeting.

(4)
If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

(5)	If this voting instruction form is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Company.

(6)
A "WITHHOLD" option has been included in the voting instruction form to enable a shareholder to abstain on any particular resolution. It should be noted that a "WITHHOLD" vote is not a vote in law and will not be counted in the calculation of the proportion of votes “FOR” and “AGAINST” a resolution.